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                                January 28, 2005


Via Facsimile and Federal Express
United States Securities and Exchange Commission
Office of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C., 20549

Attention:        Mr. Max A. Webb, Assistant Director, and
                  Mr. Daniel Morris, Attorney-Advisor


         Re:      Logistical Support, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-120520, filed November 15, 2004

Dear Mr. Webb:

         On behalf of Logistical Support, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

         Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated January 21, 2005. Set forth below is the Company's response to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

         1.       Recent Developments, page 1

         We note that on January 10, 2005 you filed an 8-K updating the status of your dispute with Triumph and Hill Aerospace and Defense. In your next amendment, please update this section to reflect any developments since the filing of Amendment No. 1.

                  In response to Staff's Comments, the Registration Statement has been revised in the Recent Developments Section, the Risk Factors Section and the Legal Proceedings Section.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 28, 2005
Page 2


         2.       We have recently been unable to rely upon payment by the
                  United states government....deplete your available working capital, page 4.

         We note your response to our prior comment 7. Please consider revising this section to include the sentence in your supplemental response to which begins "Past performance is a critical factor in being awarded government contracts...." In addition, we encourage you to clarity that the government does not provide any guidance as to why progress payments are delayed or denied.

                  In response to Staff's Comments we have added to the Registration Statement the noted sentence in our prior supplemental response and have clarified the lack of guidance provided by the United States government on this issue.

         3.       Repurchase Option Agreement, page 25.

         Please consider revising the registration statement to disclose, if true, that you cancelled your arrangement with GCH.

                  In response to Staff's Comments, we have revised the Registration Statement.

         4.       Cash on hand, page 26.

         We note your response to our prior comment 35. It appears that you have provided a forecast of your cash requirements through the end of 2005. Please revise to include as well as discussion of liquidity on a long-term basis, i.e., greater than one year.

                  In response to Staff's Comments, we have revised the Registration Statement to include the expanded discussion of liquidity.

         5.       Undertakings.

         Please include the undertaking in 512(c) of Regulation S-B.

                  In response to Staff's Comments, we have revised the Registration Statement.

                  We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.



                                Very Truly Yours,



                                By: /s/ Jennifer A. Post
                                    ----------------------------
                                    Jennifer A. Post, Esq., for
                                    Richardson & Patel LLP